Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 30, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that a subsidiary of Grupo Financiero Galicia, Galicia Administradora de Fondos S.A., is in the process of resuming normal activity with respect to the operation and administration of the following funds: Fima Ahorro Pesos, Fima Ahorro Plus, Fima Renta en Pesos, Fima Renta Plus, Fima Capital Plus, Fima Renta Dólares I, Fima Renta Dólares II and Fima Abierto Pymes (collectively, the “Funds”).

Notice is also hereby provided that the debt securities included in Annex 1 of the Necessity and Urgency Decree of the Executive Office No. 596/2019 of the Argentine Government (the “Decree”), are part of the assets of the Funds.

As established by Resolutions MH/ME number 60/2019 and Resolution Number 806/2019 of the Comisión Nacional de Valores, Galicia Administradora de Fondos S.A. has decided to divide the assets of each of the Funds in order to classify such assets in accordance with their liquidity and/or the type of investor, in proportion to their investment, thereby ensuring their respective rights and treatment.

With respect to the regulations described above as they relate to the Funds, it has been determined that there are two groups of investors: 1) human persons and 2) legal entities. With respect to human investors, the provisions of the Decree made clear that the Decree will only apply to investors in the Funds as of July 31, 2019 who remained invested in such Funds until August 28, 2019 and who maintained equal or less possession of such investor’s shares in said Funds as of such date. Correspondingly, if such investor, as of August 28, 2019, registered possession of a greater amount of shares with respect to their ownership as of July 31, 2019, the excess will not be covered by the provisions of article 2 of the Decree.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina - Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Finally, it should be noted that Galicia Administradora de Fondos S.A. has decided to exercise its power to cancel the redemption in kind of certain securities of certain of the Funds where permitted by the Decree.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina - Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com